EXHIBIT 99.8

CERTIFICATE OF QUALIFIED PERSON

Ertan Uludag, P.Geo.

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6658

Fax: (604) 687-4026

Email: ertan.uludag@eldoradogold.com

I, Ertan Uludag, am a Professional Geoscientist, employed as Manager, Resource Geology of Eldorado Gold Corporation and reside at 6779 Kitchener Street V5B2J8 Burnaby in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Efemçukuru Gold Mine, Türkiye, with an effective date of December 31, 2023.

I am a member of the Engineers & Geoscientists British Columbia (formerly the Association of Professional Engineers and Geoscientists of British Columbia). I graduated from Middle East Technical University in Ankara Turkey with Bachelor of Science in Geological Engineering in July 1994.

I have practiced my profession continuously since 1996. I have been involved in ore control, mine geology and resource modelling work on gold, copper, zinc, lead and silver underground and open pit properties in Turkey, China, Greece, Canada and Romania, and rock mechanics in South Africa.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Efemçukuru Gold Mine on numerous occasions with my most recent visit occurring on June 21, 2023 (1 days).

I was responsible for the mineral resources and the preparation of related sections on sample preparation and analyses, data verification, and mineral resource estimation for the technical report. I am responsible for the preparation or supervising the preparation of items 11, 12 and 14 in the technical report.

I have had continual prior involvement with the property that is the subject of the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in the technical report entitled, Technical Report, Efemçukuru Gold Mine, Türkiye, with an effective date of December 31, 2023, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 27th day of March, 2024.

“Signed and Sealed”

Ertan Uludag

Ertan Uludag, P.Geo.